EXHIBIT 4.6.1

Amendment No. 1
to License No. 23706 (registration series A 023225)
dated September 12, 2002

To add the following additional paragraph to clause 1 of the Conditions For Carrying Out Activities Under License No. 23706:

“Under this License, the Licensee may provide cellular radiotelephone communications services in GSM 900/1800 dual band network and install necessary equipment to operate in the frequencies allocated in the 1800 and 900 MHz band in accordance with the established procedure, in St.-Petersburg and Leningrad region.”

First Deputy Minister of the Russian Federation for Communications and Information	[Signature]	B.D. Antoniouk

February 07, 2003

Head of the Department of the Organization of Licensing Activity	[Signature]	N.M. Popov
[Seal]